UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                                SPATIALIGHT, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    805691102
                       -----------------------------------
                                 (CUSIP Number)

                                 Robert A. Olins
              14 East 82nd Street, New York NY 10028 (212) 517-7313
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 29, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 805691102
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1.    NAME OF REPORTING PERSON
      Robert A. Olins
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]
                                                                   (b) [  ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                                                    OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
      NUMBER OF               7.    SOLE VOTING POWER                     0
      SHARES                  ---------------------------------------------
      BENEFICIALLY            8.    SHARED VOTING POWER                   0
      OWNED BY                ---------------------------------------------
      EACH                    9.    SOLE DISPOSITIVE POWER                0
      REPORTING               ---------------------------------------------
      PERSON WITH             10.   SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,500
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               0.1%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 805691102
--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON
      Argyle Capital Management Corporation
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]
                                                                   (b) [  ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                                                    OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
      NUMBER OF               7.    SOLE VOTING POWER               240,886
      SHARES                  ---------------------------------------------
      BENEFICIALLY            8.    SHARED VOTING POWER                   0
      OWNED BY                ---------------------------------------------
      EACH                    9.    SOLE DISPOSITIVE POWER          240,886
      REPORTING               ---------------------------------------------
      PERSON WITH             10.   SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,616,886
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              16.7%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement (this "Statement") relates to the Common Stock, par value $0.01 per share ("Spatialight Stock"), of Spatialight, Inc., a New York corporation ("Spatialight"). The principal executive offices of Spatialight are located at 9 Commercial Blvd., Suite 200, Novato, California 94949.


Item 2.  Identity and Background.

         This Statement is being filed by Robert A. Olins ("Mr. Olins"), whose address is 14 East 82nd Street, New York, New York 10028. Mr. Olins is the President of, and exercises voting control over, Argyle Capital Management Corporation ("Argyle"), a Delaware corporation with its principal executive office at 14 East 82nd Street, New York, New York 10028. Argyle is a private investment management company which is the owner of certain Spatialight securities described in this Statement. Mr. Olins is also a member of the Board of Directors of Spatialight at the address reported in Item 1.

         During the five years immediately prior to the date of this Statement, neither Mr. Olins nor Argyle (the "Filing Persons") has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

         Mr. Olins is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Olins owns directly 25,000 options on Spatialight Stock, 12,500 of which are presently exercisable into 12,500 Spatialight Stock at 25 cents per share. The balance of the options are exercisable on the same terms after March 18, 2000. All of these options expire on March 18, 2008. Mr. Olins was granted these options pursuant to a director's stock option plan at Spatialight.

         Argyle is the holder of $1,188,000 face amount of 6% Convertible Secured Notes (the "Convertible Notes"). The Convertible Notes are due December 31, 1999, but may be extended. Principal and interest on the notes is immediately convertible into Spatialight Stock at 50 cents per share. The

$1,188,000 advanced by Argyle for the Convertible Notes was obtained, to the extent of $504,000, from the general working capital of Argyle, and to the extent of $684,000, from the proceeds of a loan from Isidore A. Becker, a citizen of the United States ("Becker"), and is evidenced by a series of notes issued by Spatialight between January and July of 1998.

         Argyle is also the holder of 240,886 Spatialight Stock as a result of the conversion of interest due on the Convertible Notes through August 31, 1999. The interest amount was $120,443, resulting in the acquisition of 240,886 Spatialight Stock at 50 cents per share. Interest convertible into Spatialight Stock will continue to accrue so long as the Convertible Notes are outstanding.


Item 4.  Purpose of Transaction.

         Except as otherwise described herein, the Filing Persons do not have any plans or proposals as of the date hereof which relate to or would result in
(a) the acquisition by any person of additional securities of Spatialight or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Spatialight or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Spatialight or any of its subsidiaries, (d) any change in the present board of directors or management of Spatialight, (e) any material change in the present capitalization or dividend policy of Spatialight, (f) any other material change in Spatialight's business or corporate structure, (g) any change in Spatialight's charter or bylaws or other actions which may impede the acquisition of control of Spatialight by any person, (h) causing a class of securities of Spatialight to be de-listed from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of Spatialight to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through (i) above.

         Notwithstanding the above, Mr. Olins is a member of the Board of Directors of Spatialight ("The Board") and thus considered a control person of Spatialight. The Board is elected by the stockholders of Spatialight and empowered to carry out certain tasks as spelled out in the corporation's charter and elsewhere in the law. Among such powers generally are appointing senior management, naming members of committees, issuing additional shares, and declaring dividends (if any). As a member of The Board, Mr. Olins will participate and thus may take part in an action or action similar to those enumerated in (a) through (i) above.


Item 5.  Interest in Securities of the Issuer.

         (a)-(b) At the date of this Statement, 2,629,386 Spatialight Stock in the aggregate are beneficially owned by the Filing Persons. The Filing Persons represent approximately 16.8% of the total number of the issued and outstanding shares of Spatialight (based upon information contained in the Form 10-QSB, Quarterly Report of Spatialight, for the quarterly period ended September 30, 1999, stating that there were 13,288,258 Spatialight Stock outstanding as of November 1, 1999).

         Mr. Olins owns directly 25,000 options on Spatialight Stock, 12,500 of which are presently exercisable into 12,500 Spatialight Stock at 25 cents per share. These shares would represent 1/10 of 1% of the outstanding shares if exercised. The balance of the options are exercisable on the same terms after March 18, 2000 and have not been included elsewhere in this Statement due to the date restriction which would prohibit the exercise of such options within 60 days after the date of this Statement. All of these options expire on March 18, 2008. Mr. Olins has sole power to exercise, dispose or direct the disposition of these options which carry no voting rights.

         At the date of this Statement, Argyle is the holder of $1,188,000 face amount of the Convertible Notes, due December 31, 1999 (extendible). If converted, the notes would generate 2,376,000 common shares, representing 15.2% of the Spatialight Stock outstanding. Principal and interest on the Convertible Notes is immediately convertible into Spatialight Stock. Mr. Olins, through Argyle, has sole power to convert, dispose or direct the disposition of these Convertible Notes which carry no voting rights. However, Becker has claimed a beneficial interest in up to $684,000 principal amount of Convertible Notes. See
Item 6 below.

         At the date of this Statement, Argyle is the holder of 240,886 Spatialight Stock which represent 1.8% of outstanding Spatialight Stock. Mr. Olins, through Argyle, has sole power to dispose or direct the disposition and sole power to vote or direct the vote of these shares.

         (c) Except as described herein, no Filing Person has effected any transactions in the Spatialight Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         Mr. Olins is the President of, and exercises voting control over, Argyle. As described above, both Mr. Olins and Argyle own Spatialight Stock or securities convertible into Spatialight Stock.

         Mr. Olins, through Argyle, has an agreement with Jalcanto, Ltd., an Isle of Man company, to receive a performance based fee interest in an amount equal to a certain percentage of the net profit or loss on Spatialight securities owned by that entity. The Filing Persons disclaim beneficial ownership of these securities, and this Statement shall not be deemed an admission that the Filing Persons are the beneficial owners of such securities for the purposes of Section 13 or 16 or for any other purpose. This understanding has not been reduced to writing.

         Mr. Olins, through Argyle, has an agreement with Sabotini, Ltd., an Isle of Man company, to receive a performance based fee interest in an amount equal to a certain percentage of the net profit or loss on Spatialight securities owned by that entity. The Filing Persons disclaim beneficial ownership of these securities, and this Statement shall not be deemed an admission that the Filing Persons are the beneficial owners of such securities for the purposes of Section 13 or 16 or for any other purpose. This understanding has not been reduced to writing.

         Mr. Olins, through Argyle, has an agreement with Becker to receive a performance based fee interest in an amount equal to a certain percentage of the net profit or loss on Spatialight securities owned by Becker. The Filing Persons disclaim beneficial ownership of these securities, and this Statement shall not be deemed an admission that the Filing Persons are the beneficial owners of such securities for the purposes of Section 13 or 16 or for any other purpose. This understanding has not been reduced to writing.

         Further, Becker claims to have a beneficial interest in up to $684,000 principal amount of the Convertible Notes described in Item 3 above. This understanding has not been reduced to writing and is currently in dispute.

         Other than as disclosed in this Statement, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the

Filing Persons or between any of them and any other person with respect to any securities of Spatialight, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the acquiring or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

            None.

                                   SIGNATURES
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  November 29, 1999                  /s/ Robert A. Olins
                                          -------------------
                                          Robert A. Olins




                                          /s/ Robert A. Olins
                                          -------------------
                                          Argyle Capital
                                          Management Corporation
                                          by its President,
                                          Robert A. Olins